United States securities and exchange commission logo





                           October 13, 2023

       James Cullem
       Chief Executive Officer
       Allarity Therapeutics, Inc.
       24 School Street, 2nd Floor
       Boston, MA 02108

                                                        Re: Allarity
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 10,
2023
                                                            File No. 333-274923

       Dear James Cullem:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Daniel B. Eng